UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Ltd. Expands Innovative Nova Fit® Machine Learning Capabilities to Enhance VeraFlex® Platform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2024

NOVA LTD.
(Registrant)

By:	/s/ Guy Kizner
Guy Kizner
Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Ltd. Expands Innovative Nova Fit® Machine Learning Capabilities to
Enhance VeraFlex® Platform

REHOVOT, Israel, November 21, 2024—Nova (Nasdaq: NVMI) announced today that a Materials Metrology version of the highly successful Nova Fit® machine learning solution is now available to work in conjunction with the Nova VeraFlex IV® platform.

This new version supports customers’ need for enhanced throughput and precision in high-volume manufacturing of advanced logic and memory semiconductor devices. The solution has already been successfully deployed at a customer’s site, demonstrating its capability for Gate-All-Around (GAA) applications.

This new Materials Metrology centric Nova Fit®, a state-of-the-art machine learning hub, offers a versatile suite of machine learning productivity and yield enhancement modules for VeraFlex IV®. For example, Nova Fit® enables VeraFlex IV® customers to significantly shorten the acquisition time while maintaining high levels of precision and yield.

The scalable nature of Nova Fit® allows customers to continually deploy new modules over time, addressing emerging challenges, and combining robust accuracy with minimized time to solution, driving metrology performance, and expanding the metrology envelope for enhanced process control.

“This latest addition to our growing portfolio of advanced materials metrology and machine learning solutions further cements our position as a market leader and underscores our commitment to providing innovative solutions for our customers’ challenges,” said Adrian Wilson, President and General Manager, Materials Metrology Division at Nova. “We continue to deliver breakthrough innovations in process control, enabling our customers to increase yield, shorten time-to-market, and improve productivity while addressing emerging challenges in the most advanced technology nodes.”

About Nova
Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.